January 8, 2020

Thomas B. Heacock
Chief Financial Officer
The Buckle, Inc.
2407 West 24th Street
Kearney, Nebraska 68845

       Re: The Buckle, Inc.
           Form 10-Q for the Fiscal Quarter Ended November 2, 2019 Filed December 12, 2019
           File No. 001-12951

Dear Mr. Heacock:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services